FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	March	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3. 4.

News Release dated March 23, 2006 (“KPN and RIM Launch BlackBerry 8700g in the Netherlands")

News Release dated March 23, 2006 (“Mobistar and RIM Launch EDGE-Enabled BlackBerry Device in Belguim")

News Release dated March 23, 2006 (“Cable & Alltel offers BlackBerry 7130e with Wireless Broadband Service")

News Release dated March 23, 2006 (“RIM to Announce Fourth Quarter and Fiscal Year-End Results on April 6")

Page No 3 3 3 1

Document 1

March 23, 2006

FOR IMMEDIATE RELEASE

KPN and RIM launch BlackBerry 8700g in the Netherlands

Enhanced performance matched by new sleek design

Amsterdam, Netherlands and Waterloo, Canada – KPN and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the launch of the BlackBerry® 8700g™ for corporate and individual mobile customers in the Netherlands.

The new sleek and lightweight design of the BlackBerry 8700g features an Intel® XScale® cellular processor, and provides exceptional performance for email, phone, text messaging, Internet, organizer and corporate data applications. With 64 MB flash memory, 16 MB SDRAM and a completely re-engineered device platform, the BlackBerry 8700g offers faster web browsing, attachment viewing and application performance, as well as larger application and data storage.

“The combination of an entirely redesigned BlackBerry device platform and Intel processor means that we can provide our customers with even faster, more powerful and compelling BlackBerry solutions,” said Albert Vergeer, Business Market Manager for KPN Mobile, The Netherlands. “We are delighted to work with RIM to offer the BlackBerry 8700g to our customers, providing an unrivalled data and voice experience to keep them connected to colleagues, business partners, family and friends, while on the go.”

“Our partnership with KPN to make the BlackBerry 8700g available in the Netherlands represents an important milestone for us,” said Charmaine Eggberry, Vice President, Enterprise Business Unit, Europe, Research In Motion. “The new BlackBerry 8700g was engineered to provide the ultimate balance of performance, design and function and we are delighted that KPN’s corporate and individual users will now be able to experience the benefits of this innovative new device.”

In addition to leading wireless email and data features, the quad-band BlackBerry 8700g incorporates premium phone features such as dedicated ‘send’ ‘end’ and ‘mute’ phone keys, smart dialing, conference calling, speed dial, call forwarding, as well as speakerphone and Bluetooth® support for hands-free use with car kits and headsets.

The BlackBerry 8700g features a bright, landscape QVGA (320 x 240) LCD screen that supports more than 65,000 colors and uses active matrix transmissive technology to deliver exceptionally vivid graphics. The BlackBerry 8700g also automatically adjusts both the screen and keyboard lighting to provide the best viewing for outdoor, indoor and dark environments.

“The BlackBerry 8700g utilizes the Intel XScale® architecture to enable exceptional communications capabilities, as well as industry-leading application performance, without compromising battery life requirements,” said Roger Benson, Country Manager, Intel Benelux.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About KPN

KPN offers telecommunication services to both consumers and businesses. The core activities are telephony, Internet and television services in the Netherlands, mobile telecom services in Germany, the Netherlands and Belgium and data services in Western Europe. KPN is market leader in the major segments of the Dutch telecom market and is actively growing market share in the new IP and DSL markets. Through E-Plus and BASE, KPN occupies a strong position in the mobile markets in Germany and Belgium respectively.

As of December 31, 2005, KPN’s 29,286 employees served 6.9 million fixed-line subscribers and 2.2 million Internet customers in the Netherlands as well as approximately 21 million mobile customers in Germany, the Netherlands and Belgium. KPN was privatized in 1989. KPN’s shares are listed on the stock exchanges in Amsterdam, New York, London and Frankfurt.

_________________

Media Contacts:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 2

March 23, 2006

FOR IMMEDIATE RELEASE

Mobistar and RIM Launch EDGE-Enabled BlackBerry Device in Belgium

BlackBerry 8700f Leverages the Benefits of Belgium Carrier’s EDGE Network

Brussels, Belgium and Waterloo, Canada – Mobistar and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the launch of the BlackBerry® 8700f™ in Belgium, the first BlackBerry device designed to leverage Mobistar’s national EDGE network. The BlackBerry 8700f is available immediately for all Mobistar customers.

The BlackBerry 8700f is a quad-band device that operates on Mobistar’s GSM/GPRS/EDGE network and offers premium phone features such as dedicated ‘end,’ ‘send’ and ‘mute’ keys, smart dialing, conference calling, speed dial, call forwarding, as well as speakerphone and Bluetooth® support for hands-free use with wireless headsets and car kits.

The BlackBerry 8700f offers a high resolution landscape QVGA (320 x 240) LCD screen that supports more than 65,000 colors and uses active matrix transmissive technology to deliver vivid graphics. In addition, the BlackBerry 8700f features an intelligent light-sensing technology that automatically adjusts the brightness of the screen and keyboard to optimize visibility in outdoor, indoor and dark environments.

“The BlackBerry 8700f is a significant innovation and its launch is an important step forward in Mobistar’s strategic relationship with Research In Motion,” said Bernard Moschéni, CEO of Mobistar. “BlackBerry remains an excellent choice for users who want an unrivalled data and voice experience to keep them connected and productive while they are away from their desk.”

“We are delighted to work with Mobistar to make the BlackBerry 8700f available in Belgium,” said Craig McLennan, Vice President, Orange Group Business Unit, Research In Motion. “The BlackBerry 8700f leverages the benefits of Mobistar’s powerful EDGE network and the industry’s most advanced device technology, software and services to deliver an optimized mobile experience.”

The BlackBerry 8700f supports wireless email, phone, text messaging, web browsing, organizer and other data applications, and features a completely re-engineered BlackBerry device platform, 64 MB of flash memory, 16 MB SDRAM and an Intel® XScale® cellular processor to deliver enhanced performance, without compromising battery life.

For corporate customers, BlackBerry Enterprise Server™ software, tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange and most popular ISP email accounts) from a single device.

_________________

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About Mobistar

Mobistar (EURONEXT BRUSSELS: MOBB) is one of the main actors in the world of telecommunications in Belgium, active in mobile telephony, fixed telephony, ADSL and on other markets with a strong growth potential (data transmission, etc.). Mobistar is part of the Orange Group which brings together most of the mobile activities of France Telecom. Mobistar is listed on the Brussels Stock Exchange. On 31 December 2005 Mobistar counted a total of 2,912,806 active customers for mobile telephony.

_________________

Media Contacts:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 3

For additional information contact:
Andrew Moreau 501-905-7962
Vice President - Alltel Corporate Communications
andrew.moreau@alltel.com

Marisa Conway 212-771-3639
Brodeur for RIM
mconway@brodeur.com

March 23, 2006

Alltel offers BlackBerry 7130e with wireless broadband service

LITTLE ROCK, Ark. and WATERLOO, ON – Alltel, owner of America’s largest wireless network, and Research In Motion (RIM) (Nasdaq: RIMM: TSX: RIM) today announced that Alltel is selling the BlackBerry® 7130e™, the first BlackBerry handheld designed to operate on the company’s high-speed Axcess Broadband network.

The Java-based BlackBerry 7130e combines phone, wireless e-mail, text messaging, organizer, Web and corporate data applications in a sleek handset that also features Bluetooth support for hands-free use with a headset or car kit.

The BlackBerry 7130e operates on Alltel’s Axcess Broadband EV-DO network which supports Internet access at speeds up to 2.4 Mbps, enabling users to quickly view large, graphic-rich content.

The BlackBerry 7130e is available in Alltel retail stores for $299.99 with a two-year service agreement. Customers who add a postpaid voice calling plan when purchasing the BlackBerry 7130e will receive unlimited data service for $44.99 per month. The unlimited data plan includes national data roaming at no extra charge when using this device.

“The BlackBerry 7130e operating on Alltel’s Axcess Broadband network gives users a superior wireless experience by enabling mobile professionals to remain connected and productive while benefiting from the industry-leading speeds of Alltel’s fast network,” said Frank O’Mara, executive vice president of marketing for Alltel. “BlackBerry is a powerful tool for customers who want access to email, phone and other applications from a single, wireless device.”

“The sophisticated design and enhanced features, combined with the power of the BlackBerry platform and Alltel’s fast EV-DO network, make the BlackBerry 7130e an excellent choice for mobile professionals,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “We’re excited to be working with Alltel to bring this innovative device to its customers in the U.S.”

The BlackBerry 7130e handset offers top-of-the-line features such as a large, bright, high-resolution LCD screen and 64MB of flash memory. It also includes SureType™ keyboard technology from RIM. SureType effectively converges a wireless device keypad and a QWERTY keyboard to fit elegantly within the size of a traditional wireless phone form factor. Through an integrated keyboard and software system, SureType provides users with an instinctively familiar look and feel and enables them to dial phone numbers and type messages quickly, accurately and comfortably.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to 10 corporate and/or personal e-mail accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP e-mail accounts) from a single device. For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to e-mail and other corporate data.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About Alltel

Alltel is owner and operator of the nation’s largest wireless network and has more than 10 million wireless customers.

-end-

Alltel, NYSE: ATwww.alltel.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products.

Document 4

March 23, 2006

FOR IMMEDIATE RELEASE

RIM TO ANNOUNCE FOURTH QUARTER AND FISCAL YEAR-END RESULTS ON APRIL 6

Waterloo, Canada – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) will be reporting results for the fourth quarter and fiscal 2006 year-end on April 6, 2006 after the market close. A conference call and live webcast will be held beginning at 5 pm ET, which can be accessed by dialing 416-640-1907 or by logging on at www.rim.com/investors/events/index.shtml. A replay of the conference call will also be available at approximately 7 pm by dialing 416-640-1917 and entering passcode 21117895#. This replay will be available until midnight ET April 20, 2006.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Courtney Flaherty
Brodeur Worldwide for RIM
212.771.3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	March 24, 2006	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance